FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Reporting Issuer

Noble House Entertainment Inc.

429 Spadina Road

Toronto, Ontario

M5P 2W3

Item 2:

Date of Material Change

September 14, 2006

Item 3:

Press Release

Press release in the form attached hereto was disseminated on September 19, 2006 via Canada News Wire

Item 4:

Summary of Material Change

Please see attached news release dated September 19, 2006

Item 5:

Full Description of Material Change

Please see attached news release dated September 19, 2006

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7:

Omitted Information

Not Applicable

Item 8:

Executive Officer

J. Stephen Wilson, Chief Financial Officer and Company Secretary,

416-485-7335

Item 9:

Date of report

September 19, 2006

Noble House announces Management and Board Changes

Toronto – September 19, 2006 – Noble House Entertainment Inc. (OTCBB:NHSEF – News; “Noble House”) is pleased to announce that J. Stephen Wilson will be joining the company as the Chief Financial Officer and Corporate Secretary as well as joining the Board of Directors effective September 14, 2006.  He will be replacing Kam Shah as Chief Financial Officer, who also resigned his responsibilities as a Director and Corporate Secretary effective that date.  Mr. Shah will continue in an advisory capacity with the Company through the end of the year.

“We want to thank Kam for his hard work and wish him all the best in the future,” said Gregg Goldstein, CEO.  “At the same time, we are very excited for Steve to be working with us.  His experience dealing with public companies in both the US and Canada will be helpful as Noble House grows.”

Mr. Wilson has held various senior financial and operating positions in a number of private and public companies over the last 12 years in both Canada and the United States.  He has extensive experience in mergers and acquisitions and raising capital for high growth companies.  He is a graduate of the University of Michigan and a chartered accountant.

Mr. Wilson said, “I am excited about the opportunity to help Noble House achieve its growth objectives in the future.  I look forward to helping move the business forward.”

In addition to the management changes, Noble House relocated its head office from 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3 to 429 Spadina Road, Toronto, Ontario, M5P 2W3.

About Noble House

Noble House Entertainment Inc. (NHE) is a film and television production and distribution company, develops highly commercial and artistic projects that are international in both scope and content.  Strong industry relations form the foundation for co-production ventures.  NHE facilitates industry financing, production and distribution of its projects.

For more information, please contact investor.relations@nhentertainment.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.